Zhong Sen International Tea Company
14th Floor Guo Fang Building
No.68 Wu Yi Road
Kunming City, Yunnan Province
P.R. China

March 30, 2011

Donna Di Silvio
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Zhong Sen International Tea Company
Form 10- K for Fiscal Year Ended May 31, 2010
Forms l0-Q for Fiscal Quarters Ended
August 31, 2010 and November 30, 2010
File No. 000-54163

Dear Ms. Di Silvio:

Please be advised that Zhong Sen International Tea Company (the “Company”) will respond by April 15, 2011 to the letter of the United States Securities & Exchange Commission (the “Commission”) dated February 24, 2011 related to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2010 and the Company’s Forms 10-Q for the fiscal quarters ended August 31, 2010 and November 30, 2010.

Please contact me at (954) 247-4832 should you have any questions.  Thank you for your attention.

Sincerely,

/s/ Li Wang
Chief Executive Officer